# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golub Capital Private Income Fund I, CIK 0002082559
CUSIP: 38182V101
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 200 Park Avenue, 25th Floor, New York, New York (NY), 10166
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0001298389
Persons authorized to receive notices and communications: David B. Golub, c/o Golub Capital Private Income Fund I, 200 Park Avenue, 25th Floor, New York, New York (NY), 10166, (212) 750-6060

## Reporting persons
- David B. Golub (CIK 0001298389): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,014,265.55; sole dispositive power 0; shared dispositive power 1,014,265.55; aggregate amount beneficially owned 1,014,265.55 (12.4% of the class)
- Lawrence E. Golub (CIK 0001311018): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,014,265.55; sole dispositive power 0; shared dispositive power 1,014,265.55; aggregate amount beneficially owned 1,014,265.55 (12.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Golub Capital Private Income Fund I
Address of issuer's principal executive offices: 200 Park Avenue, 25th Floor, New York, New York (NY), 10166
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission on March 16, 2026 (as amended, the "Schedule 13D") relating to the Common Shares, par value $0.01 per share ("Shares"), of Golub Capital Private Income Fund I (the "Issuer"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

On March 26, 2026, GGP Class B-P, LLC, an entity controlled by each of the Reporting Persons, purchased 511,247.444 Shares at a price per Share equal to $24.45, using general working capital to purchase the Shares. Each of the Reporting Persons may be deemed to share beneficial ownership over the 511,247.444 Shares held directly by GGP Class B-P, LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The information set forth in the cover pages of this Schedule 13D and Item 3 are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Shares beneficially owned is based on 8,166,335.005 Shares outstanding as of the date hereof based on information provided by the Issuer.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of each cover page of this Schedule 13D and is incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each Reporting Person expressly disclaims beneficial ownership of such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, neither Reporting Person has effected any transaction in Shares since the filing of the initial Schedule 13D on March 16, 2026.

## Signatures
- David B. Golub: /s/ David B. Golub, David B. Golub (03/30/2026)
- Lawrence E. Golub: /s/ Lawrence E. Golub, Lawrence E. Golub (03/30/2026)